UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER

PURSUANT TO RULE 13a-16 OR 15d-16

UNDER THE SECURITIES EXCHANGE ACT OF 1934

For the month of December 2022

(Report No. 2)

Commission file number: 001-40753

ICECURE MEDICAL LTD.

(Translation of registrant’s name into English)

7 Ha’Eshel St., PO Box 3163

Caesarea, 3079504 Israel

(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F:

☒ Form 20-F          ☐ Form 40-F

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1): ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7): ☐

CONTENTS

On December 4, 2022, the Board of Directors (the “Board”) of IceCure Medical Ltd. (the “Company”) appointed Mr. Vincent Chun Hung Chan to serve as an independent director on the Board. As of December 4, 2022, the Board consists of a majority of independent directors.

The Board reviewed and discussed the qualifications of Mr. Chan as a director nominee and determined that Mr. Chan qualifies as an “independent director” under the Nasdaq Listing Rules.

With over 30 years of experience in private equity in Asia, Mr. Chan has been the Director of Samena Capital, which principally engages in private equity investment, since March 2021 and was a Senior Managing Director and Head of Asia of Samena Capital Hong Kong Limited from 2016 to 2021. From 1991 to 2016, he served several leading private equity investment companies including HSBC Equity Management Limited, Suez Asia Holdings (Hong Kong) Limited, JAFCO Investment (Asia Pacific) Ltd and Spring Capital Asia, Limited. Mr. Chan has been an independent non-executive director of CN Logistics International Holdings Limited since September 2020, an independent non-executive director of Hywin Holdings Ltd. (Nasdaq: HYW) since June 2022, and a non-executive director of Memories Group Limited since February 2019. Mr. Chan is currently the Director and Treasurer of the Hong Kong Venture Capital and Private Equity Association. Mr. Chan has been a member of the Main Board and GEM Listing Review Committees of the Stock Exchange of Hong Kong since July 2020. He was previously a member of the Main Board and GEM Listing Committee of the Stock Exchange of Hong Kong from May 2007 to May 2012. He was also a member of the Public Shareholders Group of the Hong Kong Securities and Futures Commission from July 2005 to March 2011.

Mr. Chan received a Bachelor of Arts degree from the University of Hong Kong in November 1986 and a Master’s degree in business administration from the Manchester Business School (then known as the Victoria University of Manchester) in the United Kingdom in July 1988. He was admitted as a chartered financial analyst of the Institute of Chartered Financial Analysts, United States in September 1993.

The Company believes that Mr. Chan is well-qualified to serve as a director of the Board due to his extensive experience, expertise, and qualifications in accounting, finance, investment and capital markets.

The Company’s press release, dated December 6, 2022, announcing Mr. Chan’s appointment is attached hereto as Exhibit 99.1

The first three paragraphs and the section titled “Forward-Looking Statements” in the press release are incorporated by reference into the Company’s Registration Statements on Form F-3 (Registration No. 333-258660 and Registration No. 333-267272) and Form S-8 (Registration No. 333-262620 and Registration No. 333-264578), filed with the Securities and Exchange Commission, to be a part thereof from the date on which this Report is submitted, to the extent not superseded by documents or reports subsequently filed or furnished.

Exhibit No.
99.1	Press release titled: “IceCure Appoints Vincent Chun Hung Chan to Serve as an Independent Director on its Board of Directors.”

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

IceCure Medical Ltd.

Date: December 6, 2022	By:	/s/ Eyal Shamir
		Name:	Eyal Shamir
		Title:	Chief Executive Officer

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